ACT ICA
SECTION 18(f)
RULE
PUBLIC AVAILABILITY October 8, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 8, 2008

Karrie McMillan, Esq.
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, DC 20005

Re: Participation in the U.S. Treasury Temporary Guarantee Program for Money Market Funds

Dear Ms. McMillan:

The U.S. Department of the Treasury ("Treasury") has established the Temporary Guarantee Program for Money Market Funds (the "Program"). Eligible money market funds may participate in the Program by entering into guarantee agreements with Treasury (collectively, the "Agreements"). You have asked for our assurances that we would not recommend enforcement action to the Securities and Exchange Commission under section 18(f) of the Investment Company Act of 1940 or the rules thereunder if eligible money market funds participate in the Program..

Under the Program and the terms of the Agreements, Treasury will guarantee that shareholders of record of funds that participate in the Program ("Participating Funds") as of the close of business on September 19, 2008 (the "Agreement Date") will receive $1.00 for each of the shares they held in the Participating Fund on the Agreement Date or, if less, on the date a Participating Fund's net asset value per share falls below $0.995 per share ("Guarantee Event"). Under the Agreement, Treasury will remit any guarantee payment it is obligated to make to a paying agent account (designated by the Participating Fund or Treasury), which must be segregated from the assets of the Fund and held until disbursement to the shareholders described above. The Participating Fund must take such actions as Treasury may request to provide assurance that amounts held in the paying agent account are not deemed to be assets of the Participating Fund.

Based on the facts and representations contained in your October 6, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission under section 18(f) of the Investment Company Act of 1940 or the rules thereunder if a Participating Fund executes an Agreement with Treasury and participates in the Program. This response expresses our views on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based on the facts and representations made to the Division in your letter, any different facts or representations may require a different conclusion.

Robert E. Plaze
Associate Director

INVESTMENT
COMPANY
INSTITUTE

1401 H Street, NW, Washington, DC 20005-2148, USA
202/326-5800 www.ici.org

October 6, 2008

Robert E. Plaze, Esq.
Associate Director for Regulation
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for No-Action Assurance under Section 18(f) of the Investment Company Act of 1940

Dear Mr. Plaze:

The Investment Company Institute[1] seeks assurance from the staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission under Section 18(f) of the Investment Company Act of 1940 or the rules thereunder if eligible money market funds ("Funds") participate in the Temporary Guarantee Program for Money Market Funds (the "Program") offered by the U.S. Department of the Treasury (the "Treasury") by entering into guarantee agreements with the Treasury (collectively, the "Agreements").[2]

Under the Program, and the terms of the Agreements, the Treasury will guarantee to shareholders of Funds that participate in the Program ("Participating Funds") that they will receive $1.00 for each Participating Fund share held as of the close of business on September 19, 2008 (the "Agreement Date"). The guarantee will be triggered if a Participating Fund's net asset value ("NAV") per share falls below $0.995 per share (a "Guarantee Event"). A Participating Fund must be liquidated on or before the thirtieth day following the occurrence of a Guarantee Event relating to that Fund.

The intent of the Program is to enhance market confidence and alleviate investors' concerns about the ability of money market mutual funds to absorb a loss.[3] By recommending that a Fund pay the

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1 The Investment Company Institute (the "Institute") is the national association of U.S. investment companies, including mutual funds, closed-end funds, exchange-traded funds (ETFs), and unit investment trusts (UITs). The Institute seeks to encourage adherence to high ethical standards, promote public understanding, and otherwise advance the interests of funds, their shareholders, directors, and advisers. Members of the Institute manage total assets of $12.11 trillion and serve almost 90 million shareholders.

2 The form of Agreement was published by the Treasury on September 29, 2008.

3 *See* Press Release, U.S. Department of Treasury, Treasury Announces Guaranty Program for Money Market Funds (Sept. 19, 2008), available on the Treasury's website at http://www.treas.gov/press/releases/hp1147.htm.

applicable fee and enroll in the Program, the Fund's adviser is promoting the holding of Fund shares and the overall stability of the Fund. All Participating Fund shareholders may significantly benefit from the increased stability and the decreased likelihood that the Participating Fund will face redemption pressures during the current illiquid market environment.

For the reasons described below, we believe that the shares of the Participating Funds covered by the guarantee provided by the Treasury under the Agreements (the "Guarantee") would not constitute "senior securities" as that term is defined in Section 18(g) of the Investment Company Act. In light of the temporary nature of the Program and the fact that Funds need to sign up for the Program by October 8, 2008, we are seeking the staff's no-action assurance on an expedited basis.

Background

The Program provides coverage to shareholders of record of a Participating Fund on the Agreement Date ("Designated Shareholders") for amounts that they held in the Participating Fund as of the close of business on the Agreement Date, which in all cases will be as of September 19, 2008 ("Designated Shares"). Any increase in the number of shares of the Participating Fund held in an account after the close of business on the Agreement Date and any purchase of shares of a Participating Fund for a new account after the close of business on the Agreement Date (collectively, "Non-Designated Shares") will not be guaranteed. In the event that Designated Shares are redeemed prior to the date the Guarantee is triggered, the amount of Designated Shares covered by the Guarantee will be the lesser of (i) the amounts held in the Participating Fund as of close of business on the Agreement Date or (ii) the amounts held in the Participating Fund on the date the Guarantee is triggered.

To participate in the Program, each Fund must execute an Agreement with the Treasury by October 8, 2008. In addition, the Treasury will require Participating Funds with a per share NAV greater than or equal to $0.9975 as of the close of business on the Agreement Date to pay an upfront fee ("Program Fee ") of 1 basis point, based on the number of Designated Shares on the Agreement Date. A Participating Fund with a per share NAV greater than or equal to $0.995 and below $0.9975 as of the close of business on the Agreement Date will be required to pay an upfront Program Fee of 1.5 basis points, based on the number of Designated Shares on the Agreement Date. These fees will cover only participation for the initial three month term of the Program.

Under the terms of the Program, if the Guarantee is triggered, the board of directors of the Participating Fund will be required to initiate the actions necessary under applicable state and federal law to commence the liquidation of the Participating Fund. For Designated Shares, any difference between the amount received by a shareholder in connection with the liquidation and $1.00 per share will be covered under the Program.

The Program will exist for an initial three month term beginning on the Agreement Date, after which the Secretary of the Treasury will review the need and terms for extending the Program. Following the initial three month term, the Secretary has the option to renew the Program up to the close of business on September 18, 2009. The Program will not automatically extend for the full year without the

Secretary's approval, and a Participating Fund would have to renew its participation at the extension point to maintain coverage and pay additional Program Fees in connection with any renewal beyond the Program's initial three month term. If the Secretary chooses not to renew the Program at the end of the initial three month period, the Program will terminate. Guarantee payments under the Program will not exceed the amount available within the Treasury's Exchange Stabilization Fund ("ESF") on the date of payment. Currently, ESF assets are approximately $50 billion.[4]

Section 18 of the Investment Company Act

Legal Framework

Section 18(f) of the Investment Company Act provides that a mutual fund may not issue any class of senior security or sell any such security of which it is the issuer unless certain conditions are met. Section 18(g) defines "senior security" broadly to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

It may be argued that because Designated Shares will be covered by the Guarantee and Non-Designated Shares will not be covered by the Guarantee, the Designated Shares are "senior securities" as defined in Section 18(g) of the Investment Company Act. For the reasons set forth below, the Institute believes that the Designated Shares should not be deemed to be "senior securities" within the meaning of Section 18(g) of the Investment Company Act.

Analysis

Section 18(g) defines senior security to include "any... stock of a class having priority over any other class as to distribution of assets or payments of dividends." The legislative history of the Investment Company Act makes clear that the term "priority" in this definition refers to priority of right or claim. The Commission's 1940 study of investment trusts and investment companies used this definitional test to distinguish preferred stock, which has a preferred but limited claim to a company's earnings and assets, from common stock, which has a residual but unlimited claim to earnings and assets.[5] The term

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[4] The Institute recognizes that the Emergency Economic Stabilization Act of 2008 (the "Stabilization Act") enacted on October 3, 2008 requires the Secretary of the Treasury to reimburse the ESF for any funds used for the Program from the funds available under the Stabilization Act and prohibits the Secretary of the Treasury from using the ESF for the establishment of any future guaranty programs for the money market industry. *See* Section 131 of the Stabilization Act. To the extent that these provisions of the Stabilization Act effectively provide for a source of payment other than the ESF, the Institute is seeking relief so long as the Program operates in all material respects as is described in this letter, regardless of the source of payment from the Treasury.

[5] *See* Securities and Exchange Commission, Report on the Study of Investment Trusts and Investment Companies: Abuses and Deficiencies in the Organization and Operation of Investment Trusts and Investment Companies (1940) ("Commission Report").

"senior security," however, is now interpreted much more broadly than the preferred stock/common stock distinction of the study.[6]

With respect to the Guarantee available for Designated Shares of a Participating Fund, the term "priority" would mean priority in the case of default or liquidation. The Designated Shares, therefore, would be a class of senior securities under Section 18(g) if the Designated Shares were given a priority in time or preference in the context of the distribution of Participating Fund assets in the liquidation. The Program, however, does not establish such a right. Nothing in the Agreement suggests that the assets of the Participating Fund would be divided in any way other than as required under the Participating Fund's organizational documents or pursuant to applicable state law. In fact, under the terms of the Agreement, the Treasury will only make its payment "[u]pon the completion of all actions necessary to liquidate the [Participating Fund], including the distribution of the [Participating Fund]'s assets, other than assets reserved to meet outstanding liabilities, to its shareholders . . . ."[7]

In addition, the Program makes clear that the Treasury's Guarantee payments would not be assets of the Participating Fund. Guarantee payments will be held in a paying agent account that is segregated from the assets of the Participating Fund and will not be deemed to be an asset of the Participating Fund.[8] Furthermore, the Participating Fund is obligated to take any actions as the Treasury requests to ensure that the Guarantee payments are not treated as Participating Fund assets.[9] Upon liquidation of a Participating Fund, therefore, the Participating Fund's assets (which would not include Guarantee payments) would first be distributed to each shareholder. Designated Shareholders would receive no preference or priority with respect to the distribution of Participating Fund assets in liquidation. Only after such distribution would the Guarantee payments be made to Designated Shareholders with respect to Designated Shares. Because the Guarantee payments are not Participating Fund assets, their distribution by the Participating Fund, solely as paying agent, would not raise the concerns of Section 18.

This conclusion also is consistent with the purposes and legislative history of the Investment Company Act. Section 1(b) of the Investment Company Act sets forth the purposes of the Investment Company Act, noting, among other things, that the "national public interest and the interest of investors" are adversely affected "when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their joint securities" and "when investment companies operate without adequate assets or reserves."[10] The Program does not

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6 *See, e.g.*, Data Concepts Fund, Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1980).

7 *See* Section 7(g) of the Agreement.

8 *See* Section 7(h) of the Agreement.

9 *Id.*

10 15 U.S.C. § 80a-1(b)(7), (8).

involve borrowings and does not affect a Participating Fund's existing assets or reserves, nor does the Program increase the speculative character of a Participating Fund's shares.

Similarly, the Program does not raise any of the concerns that prompted the adoption of Section 18 of the Investment Company Act.[11] The classes of securities present in the capital structures that prompted the Commission to recommend the adoption of Section 18 (*i.e.*, "preference stocks," funded debt and convertible securities) are not implicated by a Fund's participation in the Program.[12] In particular, participation in the Program does not result in the creation of a "preference stock" as discussed in the Commission Report:

> The feature common to all varieties of preference stocks is a claim of priority on earnings. Two other characteristics are of almost universal occurrence among preferred stocks and of general occurrence among Class A stocks in the investment company field, namely: (a) a preferential lien on the assets of the company in the case of liquidation or dissolution of the business; and (b) the requirement that all lapsed dividend payments be paid before any dividends can be declared on the residual common stock.[13]

As discussed above, Designated Shares of a Participating Fund would have no claim of priority over other shares with respect to Participating Fund earnings, nor would Designated Shares have a preferential lien on Participating Fund assets upon liquidation or dissolution or a right to "lapsed dividends" over other shares of a Participating Fund. In fact, the Program makes clear that payments to Designated Shareholders will be made only following liquidation of a Participating Fund. Accordingly, a Fund's participation in the Program does not raise the types of concerns that led to the adoption of Section 18 of the Investment Company Act.

Notwithstanding the foregoing, the staff has, on occasion, taken the position that the provision of benefits to one class of shares of a fund that are not available to other classes of shares may result in the issuance of a senior security by the fund, even in cases where the benefits do not relate to priority to distribution of fund assets or payment of dividends by the fund.[14] For example, in E*TRADE Securities, LLC, the staff considered the implications of a Rule 12b-1 rebate program offered by a

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[11] *See* T. Frankel, The Regulation of Money Managers 2d. ed. (compiling the various provisions in the legislative history discussed *infra*).

[12] *See* Commission Report at 1569-1576.

[13] *Id.* at 1574.

[14] *See, e.g.*, NEA Mutual Fund, Inc., SEC No-Action Letter (pub. avail. Aug. 21, 1973) (declining to grant no-action assurance to permit a fund to implement a mandatory dividend reinvestment plan only with respect to shares held by owners of fewer than 100 shares of the fund).

financial intermediary that offered a variety of fund investment options to its customers.[15] Under the terms of the rebate program, E*TRADE Securities LLC ("E*TRADE") offered a program that paid E*TRADE's customers a "rebate" based on the aggregate amount of 12b-1 and/or administrative fees that E*TRADE received as a result of fund shares held by a customer in an E*TRADE account.

In the staff's response letter, the staff noted that the rebate program would not be the subject of any agreement or arrangement, written or otherwise, between E*TRADE and a fund or fund affiliate. In granting relief, the staff further noted that "rebate programs other than those described in [E*TRADE's letter] may raise further issues." The staff stated:

> For example, some funds might seek to implement rebate programs in coordination or in concert with one or more broker-dealers. We believe that <u>if a fund entered into any agreement or arrangement</u>, written or oral, with one or more broker-dealers pursuant to which the broker-dealers rebated 12b-1 fees to select shareholders of a class of the fund's securities, <u>the fund would be treating some shareholders differently</u>. Such conduct would raise serious concerns under the [1940] Act and general fiduciary principles. <u>A fund that selectively rebates 12b-1 fees and/or administrative fees to shareholders indirectly through broker-dealers also may violate Sections 18(f)</u>, 22(d) and 48(a) of the [1940] Act.[16]

It is arguable that the Program would involve an "agreement or arrangement" between a Participating Fund and the Treasury that results in "treating some shareholders differently," which may raise concerns under the staff's statement in the E*TRADE letter about possible violations of Section 18 of the Investment Company Act.

The Institute believes, however, that the E*TRADE letter and the Program are distinguishable. In the E*TRADE letter, the staff was concerned about a fund using a broker-dealer as a conduit for rebating 12b-1 fees to select shareholders. In that situation the rebate, in effect, would be paid indirectly by the fund through an "agreement or arrangement" with the broker-dealer. Under the Program, however, a Fund that enters into an Agreement with the Treasury is not using the Treasury as a conduit for making payments indirectly from the Fund to select shareholders. The Program Fee would not be rebated or "passed through" to select shareholders in the form of the Guarantee payments. Rather, the Program Fee is necessary for participation in the Program, which is intended to benefit the Participating Fund as a whole, since the Program is intended to instill confidence in money market funds and prevent the detrimental effects to a Participating Fund from mass redemptions.

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[15] *See* E*TRADE Securities, LLC, SEC No-Action Letter (pub. avail. Nov. 30, 2005) (confirming that a fund board could determine that there is a reasonable likelihood that a 12b-1 plan would continue to benefit a fund and its shareholders if a financial intermediary rebates 12b-1 and/or administrative fees to its customers).

[16] *Id.*

For all the foregoing reasons, the Institute does not believe that Designated Shares should be deemed to be "senior securities" within the meaning of Section 18(g) of the Investment Company Act.[17]

Conclusion

The Program is intended to help restore confidence in the money market fund industry. By streamlining the application process and not charging a market-based fee, the Treasury is encouraging all eligible Funds to participate in the Program. In addition, the Treasury has sought to give comfort to the industry by issuing guidance together with the U.S. Internal Revenue Service confirming that participation in the Program will not be treated as a federal guarantee that jeopardizes the tax-exempt treatment of payments by tax-exempt Funds. Absent the requested relief, however, Funds may be discouraged from participating in the Program.

The Institute believes that the requested relief would serve the interests of all Funds and their shareholders by allowing Funds to take advantage of the Program and thereby helping restore confidence in the industry and stabilize the financial markets. Importantly, as discussed above, the requested relief and guidance would not contravene the purpose of Section 18(f) of the Investment Company Act.

For the reasons discussed above, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action under Section 18(f) of the Investment Company Act, or the rules thereunder, if a Participating Fund executes an Agreement with the Treasury and pays Program Fees under the Agreement from the assets of the Fund.

* * * * *

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[17] A related question is whether the Treasury's subrogation rights under the Agreement, including any rights of the Treasury to recover from Designated Shareholders payments received in connection with or relating to Designated Shares from a Participating Fund or other party, would create a "senior security" for purposes of Section 18. The likelihood of such situations arising is remote, and the Institute believes that any "senior security" issues raised in such a situation would be highly fact specific and would need to be addressed at the time by the particular parties involved.

If you have any questions concerning this matter, please call the undersigned at 202/326-5815 or Jane Heinrichs at 202/371-5410.

Sincerely,

/s/ Karrie McMillan

Karrie McMillan
General Counsel

cc: Andrew J. Donohue, Director
Douglas Scheidt, Associate Director and Chief Counsel
Division of Investment Management

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